Exhibit 99.2

Franco Nevada

Franco-Nevada
Franco-Nevada

2024

THIRD QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 6, 2024 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three and nine months ended September 30, 2024 and 2023 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the presentation of condensed interim financial statements, including IAS 34 Interim Financial Reporting.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the three and nine months ended September 30, 2024 and 2023 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Selected financial information
6	Highlights
11	Guidance
11	Market overview
12	Revenue by asset
13	Review of quarterly financial performance
18	Review of year-to-date financial performance
22	General and administrative and share-based compensation expenses
22	Other income and expenses
23	Summary of quarterly information
24	Balance sheet review
25	Liquidity and capital resources
31	Critical accounting policies and estimates
31	Outstanding share data
32	Internal control over financial reporting and disclosure controls and procedures
32	Non-GAAP financial measures
36	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at November 6, 2024)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	49	13	56	118
Advanced	30	8	—	38
Exploration	161	88	27	276
TOTAL	240	109	83	432

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Third Quarter 2024 Management’s Discussion and Analysis	3

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 16 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can provide capital to the industry throughout the cycle.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial commitment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In YTD 2024, 75.5% of our revenue was earned from precious metals and 81.4% was earned from mining assets.

One of the strengths of our business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In YTD 2024, these interests accounted for 92.3% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

Third Quarter 2024 Management’s Discussion and Analysis	4

Selected Financial Information

	For the three months ended		For the nine months ended
(in millions, except Average Gold Price, GEOs sold, Adjusted EBITDA Margin,	September 30,		September 30,
Adjusted Net Income Margin, per GEO amounts and per share amounts)	2024	2023	2024	2023

Statistical Measures
Average Gold Price	$2,477	$1,929	$2,296	$1,932
GEOs sold(1)	110,110	160,848	343,271	474,694

Statement of Comprehensive Income
Revenue	$275.7	$309.5	$792.6	$915.7
Costs of sales	31.9	48.9	94.6	134.2
Depletion and depreciation	54.2	68.1	165.3	204.2
Operating income	182.0	187.0	509.2	559.6
Net income	152.7	175.1	376.7	516.1
Basic earnings per share	$0.79	$0.91	$1.96	$2.69
Diluted earnings per share	$0.79	$0.91	$1.96	$2.68

Dividends declared per share	$0.36	$0.34	$1.08	$1.02
Dividends declared (including DRIP)	$69.3	$65.3	$208.3	$196.2
Weighted average shares outstanding	192.3	192.1	192.3	192.0

Non-GAAP Measures
Cash Costs(2)	$31.9	$48.9	$94.6	$134.2
Cash Costs(2) per GEO sold	$290	$304	$276	$283
Adjusted EBITDA(2)	$236.2	$255.1	$674.2	$760.1
Adjusted EBITDA(2) per share	$1.23	$1.33	$3.51	$3.96
Adjusted EBITDA Margin(2)	85.7%	82.4%	85.1%	83.0%
Adjusted Net Income(2)	$153.9	$175.1	$434.7	$510.2
Adjusted Net Income(2) per share	$0.80	$0.91	$2.26	$2.66
Adjusted Net Income Margin(2)	55.8%	56.6%	54.8%	55.7%

Statement of Cash Flows
Net cash provided by operating activities	$213.6	$236.0	$586.5	$707.7
Net cash used in investing activities	$(279.0)	$(173.7)	$(506.2)	$(436.9)
Net cash used in financing activities	$(61.1)	$(56.8)	$(178.4)	$(170.3)

	As at	As at
	September 30,	December 31,
(expressed in millions)	2024	2023
Statement of Financial Position
Cash and cash equivalents	$1,317.3	$1,421.9
Total assets	6,299.6	5,994.1
Deferred income tax liabilities	242.0	180.1
Total shareholders’ equity	5,986.8	5,769.1
Available capital(3)	2,298.4	2,402.6

1	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 13 and 18 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2024 and 2023.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Available capital comprises our cash and cash equivalents and the amount available to borrow under our $1 billion revolving credit facility (the “Corporate Revolver”).

Third Quarter 2024 Management’s Discussion and Analysis	5

Highlights

The comparative periods below include contributions from Cobre Panama, which currently remains in preservation and safe management. Please refer to the “Portfolio Updates” section of this MD&A on page 10 for further updates relating to Cobre Panama.

Financial Update – Q3 2024 compared to Q3 2023

●	$275.7 million in revenue, -10.9%; (+13.8% when excluding the impact of Cobre Panama being on preservation and safe management);
●	110,110 GEOs sold, -31.5% (-12.5% excluding Cobre Panama);
●	$31.9 million, or $290 per GEO sold, in Cash Costs, compared to $48.9 million, or $304 per GEO sold;
●	$236.2 million, or $1.23 per share, of Adjusted EBITDA, -7.4% and -7.5%, respectively (+15.7% and +15.6%, respectively, excluding Cobre Panama);
●	85.7% in Adjusted EBITDA Margin, compared to 82.4%;
●	$152.7 million, or $0.79 per share, in net income, -12.8% and -13.2%, respectively;
●	$153.9 million, or $0.80 per share, in Adjusted Net Income, -12.1% and -12.1%, respectively;
●	55.8% in Adjusted Net Income Margin, compared to 56.6%;
●	$213.6 million in net cash provided by operating activities, -9.5%;
●	$1,317.3 million in cash and cash equivalents as at September 30, 2024 (December 31, 2023 – $1,421.9 million);
●	$2.3 billion in available capital as at September 30, 2024 (December 31, 2023 – $2.4 billion).

Financial Update –YTD 2024 compared to YTD 2023

●	$792.6 million in revenue, -13.4% (+9.7% excluding Cobre Panama);
●	343,271 GEOs sold, -27.7% (-8.3% excluding Cobre Panama);
●	$94.6 million, or $276 per GEO sold, in Cash Costs, compared to $134.2 million, or $283 per GEO sold;
●	$674.2 million, or $3.51 per share, in Adjusted EBITDA, -11.3% and -11.4%, respectively (+11.1% and +11.0%, respectively, excluding Cobre Panama);
●	85.1% in Adjusted EBITDA Margin, compared to 83.0%;
●	$376.7 million, or $1.96 per share, in net income, -27.0% and -27.1%, respectively;
●	$434.7 million, or $2.26 per share, in Adjusted Net Income, -14.8% and -15.0%, respectively. Adjusted Net Income includes an adjustment for the additional income tax expense recognized due to the remeasurement of its January 1, 2024 opening deferred tax liability as a result of the enactment of the Global Minimum Tax initiative in Q2 2024;
●	54.8% in Adjusted Net Income Margin, compared to 55.7%;
●	$586.5 million in net cash provided by operating activities, -17.1%.

Corporate Developments

Acquisition of Royalty on Newmont Corporation’s Yanacocha Operations – Peru

On August 13, 2024, we indirectly acquired from Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and its subsidiary, an existing 1.8% net smelter return royalty on all minerals (the “Yanacocha Royalty”) covering Newmont Corporation’s (“Newmont”) Yanacocha mine and adjacent mineral properties, including the Conga project, located in Peru.

Consideration for the Yanacocha Royalty consisted of $210.0 million paid in cash on closing, plus a contingent payment of $15.0 million (payable with 118,534 common shares of Franco-Nevada, as determined as of the date of closing), payable upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing.

The acquisition of the Yanacocha Royalty was effective July 1, 2024. Newmont’s guidance for Yanacocha anticipated production of 290,000 gold ounces for 2024. In Q3 2024 and YTD 2024, Yanacocha produced 93,000 and 262,000 gold ounces, respectively.

Acquisition of Gold Stream on SolGold plc’s Cascabel Copper-Gold Project - Ecuador

On July 15, 2024, we acquired, through our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), a gold stream (the “Cascabel Stream”) from SolGold plc (“SolGold”) with reference to production from the Cascabel project located in Ecuador. FNB and Osisko Gold Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), are participating in a stream financing package on a 70%/30% basis. FNB will provide a total of $525 million and Osisko a total of $225 million for a total combined funding of $750 million as follows:

●	$70 million from FNB in pre-construction funding available as three equal sized staged payments. FNB funded an upfront deposit of $23.4 million at closing and will fund two additional staged deposits of $23.3 million each, subject to completion of key development milestones.
●	$455 million available from FNB towards construction. Funding is subject to customary conditions including receipt of all material permits, a construction decision approved by the SolGold board of directors and the remainder of the required project financing being available.

Stream deliveries attributable to FNB are based on gold production from the Cascabel property, according to the following schedule:

Third Quarter 2024 Management’s Discussion and Analysis	6

●	14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.
●	Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.

SolGold will receive 20% of the spot gold price for each ounce of gold delivered.

Other terms include:

●	In the event of a change of control within five years from closing, FNB has the option to terminate the Cascabel Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Cascabel Stream if the change of control occurs within three years from closing and 33.33% of the Cascabel Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% internal rate of return on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.
●	FNB and Osisko have obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Cascabel Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.
●	The Cascabel Stream has adjustment mechanisms in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries will provide FNB and Osisko with corporate guarantees and security over their assets related to the Cascabel project.
●	FNB has agreed to contribute to environmental and social initiatives carried out by SolGold in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko.

G Mining Ventures Corp. Private Placement and Warrants

On July 12, 2024, we completed a private placement of $25 million with G Mining Ventures Corp. (“G Mining Ventures”) at a price of C$2.279 per share (equivalent to C$9.116 per share following the merger between G Mining Ventures and Reunion Gold Corporation on July 15, 2024). La Mancha Investments S.à r.l. completed a concurrent $25 million private placement resulting in total proceeds to G Mining Ventures of $50 million. The placement was related to G Mining Ventures’ business combination with Reunion Gold and advancement of the Oko West gold development project in Guyana.

Franco-Nevada also holds share purchase warrants which allow the Company to acquire 2,875,000 common shares of G Mining Ventures at a price of C$7.60 for a total cost of C$21.9 million. Franco-Nevada expects to exercise such warrants prior to the accelerated expiry date of December 4, 2024.

Convertible Debenture with Skeena Resources Ltd.

On June 26, 2024, following the completion of a project financing for Eskay Creek, Skeena Resources Ltd. (“Skeena”) paid $18.9 million (C$25.9 million) to Franco-Nevada as full repayment for the convertible debenture we acquired in December 2023 (the “Skeena Convertible Debenture”). The Skeena Convertible Debenture carried an interest rate of 7% and matured on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by Skeena’s board of directors. Interest earned on the Skeena Convertible Debenture was included within other interest income on the statement of income and other comprehensive income.

Term Loan with EMX Royalty Corporation

On August 19, 2024, we advanced, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX Royalty Corporation (“EMX”) pursuant to a term loan agreement (the “EMX Term Loan”). The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Interest is payable monthly at a rate equal to the 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) plus an applicable margin based on EMX’s net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

Term Loan with SolGold

On May 13, 2024, we provided a $10.0 million term loan to SolGold (the “SolGold Term Loan”) which was repaid on July 17, 2024. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity. Interest earned on the SolGold Term Loan was included within interest revenue on the statement of income and other comprehensive income.

Third Quarter 2024 Management’s Discussion and Analysis	7

Funding of G Mining Ventures Term Loan for the Tocantinzinho Project – Brazil

We advanced, through a wholly-owned subsidiary, $75.0 million to G Mining Ventures pursuant to our term loan agreement in connection with the Tocantinzinho gold project (the “G Mining Ventures Term Loan”). The G Mining Ventures Term Loan was funded in two tranches, with $42.0 million on January 29, 2024, and $33.0 million on April 19, 2024.

The G Mining Ventures Term Loan is a 6-year senior secured term loan, which bears interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% per annum after completion tests have been achieved at the Tocantinzinho project. Interest earned on the G Mining Ventures Term Loan is included within interest revenue on the statement of income and other comprehensive income.

Acquisition of Royalty on Claims in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

On April 15, 2024, we acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.’s (“Scottie”) claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, we acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million), comprising the back-end of a non-brokered charity flow-through offering.

Receipt of Séguéla Royalty Buy-Back – Cote d’Ivoire

On March 30, 2024, Fortuna Mining Corp. (“Fortuna”) exercised its option to buy-back 0.6% of our initial 1.2% NSR on the Séguéla mine for $6.5 million (A$10 million). Our NSR on the Séguéla mine is now 0.6%.

Amendment of Condestable Gold and Silver Stream – Peru

On March 27, 2024, we amended our precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru, owned and operated by a subsidiary of Southern Peaks Mining LP, a private company, by advancing, through a wholly-owned subsidiary, an additional up-front deposit of $10.0 million for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”), then 37.5% over the remaining life of the mine (the “Variable Phase 2 Deliveries”). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, we acquired, through a wholly-owned subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

Exercise of Option by EMX for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX exercised an option to acquire 0.0531% of our effective NSR on the Caserones mine for a price of $4.7 million, such that our effective NSR on Caserones is now 0.517%.

Acquisition of Royalties on Pascua-Lama Project – Chile

On January 3, 2024, we acquired, through a wholly-owned subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for a purchase price of $6.7 million. Including the interest we acquired in August 2023, at gold prices exceeding $800/ounce, we now hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

Acquisition of Additional Natural Gas Royalty Interests in Haynesville – U.S.

On January 2, 2024, we closed, through wholly-owned subsidiaries, the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. We had funded an initial deposit of $12.5 million in November 2023 when we entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $1.9 million and $21.1 million for Q3 2024 and YTD 2024, respectively (Q3 2023 and YTD 2023 – $2.5 million and $8.4 million, respectively). As at September 30, 2024, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $471.3 million and Franco-Nevada has remaining commitments of up to $48.7 million.

Option to Acquire Royalty with Brazil Potash Corp. – Brazil

Subsequent to quarter-end, on November 1, 2024, we acquired an option from Brazil Potash Corp. (“Brazil Potash”) for $1.0 million to purchase a 4.0% gross revenue royalty on potash produced from Brazil Potash’s Autazes project in Brazil.

Third Quarter 2024 Management’s Discussion and Analysis	8

Credit Facility

In June 2024, we amended our $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”) to extend its term to June 3, 2029. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio.

Dividends

In Q3 2024, we declared a quarterly dividend of $0.36 per share, an increase of 5.9% compared to the dividend of $0.34 per share in Q3 2023. During the quarter, we paid total dividends of $69.3 million, of which $61.1 million was paid in cash and $8.2 million was settled in common shares under our Dividend Reinvestment Plan (the “DRIP”). In YTD 2024, we paid total dividends of $208.3 million, of which $180.3 million was paid in cash and $28.0 million was settled in common shares under our DRIP.

Tax Updates

Global Minimum Tax and Barbados Corporate Tax Reform

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) which implements key measures of the OECD’s Pillar Two GMT in Canada and includes the introduction of a 15% GMT that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The legislation is effective from January 1, 2024. As a result, Franco-Nevada is liable to pay a top-up tax in Canada when the effective tax rate in a jurisdiction in which its subsidiary operates in is below the 15% minimum rate.

In May 2024, the Government of Barbados enacted legislation to implement tax measures in response to the OECD’s Pillar Two GMT initiative. The measures include (i) an increase of the Barbados corporate tax rate to 9% effective January 1, 2024, and (ii) the introduction of a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which tops up the Barbados effective tax rate payable by an entity subject to Pillar Two, from 9% to 15%. As a result of these changes, our subsidiary in Barbados recognized an additional income tax expense of $30.6 million in the nine months ended September 30, 2024. In addition, our subsidiary recognized a deferred tax expense of approximately $49.1 million related to the remeasurement of its January 1, 2024 opening balance deferred tax liability.

All entities within the Franco-Nevada group have an effective tax rate of at least 15% for the nine months ended September 30, 2024, including our subsidiary in Barbados as a result of the new measures enacted by the Government of Barbados as described above. Therefore, no current tax expense was recognized in respect of the GMTA for the nine months ended September 30, 2024.

A summary of the total income tax recognized by Franco-Nevada for the three and nine months ended September 30, 2024 and 2023 is shown below:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Income tax expense
Tax expense excluding impact of GMT	$32.3	$24.9	$85.3	$79.5
Q1 2024 retroactive impact of GMT	—	—	9.9	—
Q2 2024 impact of GMT	—	—	10.8	—
Q3 2024 impact of GMT	9.9	—	9.9	—
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	49.1	—
Total income tax expense	$42.2	$24.9	$165.0	$79.5

CRA Audit

With respect to the ongoing audit by the CRA of Franco-Nevada’s 2013-2021 taxation years, please refer to the “Contingencies” section of this MD&A for further details.

Third Quarter 2024 Management’s Discussion and Analysis	9

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on November 6, 2024 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panama Updates

Cobre Panama remains on preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) is working with the Ministry of Commerce and Industries (“MICI”) to implement environmental stability and asset integrity measures. At the request of the MICI, Cobre Panama delivered a draft plan for the first phase of P&SM on January 16, 2024. Following a request for additional information and clarification from MICI, an expanded plan was presented to the government on March 26, 2024 (the “P&SM plan”). On May 13, 2024, an Intergovernmental Commission that had been convened to inspect the site and review the P&SM plan issued its Inspection Report and recommendation for approval and implementation of the P&SM plan and its key activities; including export of the copper concentrate that has been stored at site since operations were suspended, reactivation of the power plant, determining a means of dealing with the sulphur containing stockpiles and providing material to the tailings facility. However, prior to approval of the P&SM plan, there was an election and change of government. The incoming administration reviewed the P&SM plan upon taking office in July 2024 and requested additional information, which was submitted by First Quantum on August 27, 2024, along with a formal presentation to MICI on September 25, 2024. The P&SM plan is still pending government approval, and therefore not all aspects of the P&SM plan have been able to be implemented at Cobre Panama.

The general elections were held in Panama during May 2024, and a new government took office on July 1, 2024, under the leadership of President José Raúl Mulino. During the quarter, President Mulino made public statements to the effect that his government intends to address the Cobre Panama mine in early 2025. The Government of Panama also announced that an integrated audit of Cobre Panama would be conducted with international experts to establish a factual basis to aid in decision making for the future of the mine.

Franco-Nevada Arbitration Proceedings

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On June 27, 2024, Franco-Nevada filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that Franco-Nevada presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

While we continue to pursue these legal remedies, we strongly prefer and hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

Restructuring at Stillwater

Operations at Stillwater improved in the first half of 2024 following a repositioning undertaken by Sibanye-Stillwater Limited (“Sibanye-Stillwater”) of its US PGM operations in Q4 2023. However, as a result of a continued decline in PGM prices, Sibanye-Stillwater announced in September 2024 a further restructuring and revised its production guidance for the US PGM operations to 265,000 PGM ounces starting in 2025. Production guidance for 2024 remains unchanged and is expected to be between 440,000 to 460,000 PGM ounces.

First Gold and Commencement of Commercial Production at Tocantinzinho

G Mining Ventures announced that it achieved commercial production in September 2024, after its first gold pour on July 9, 2024. The mine is planned to ramp up production through H2 2024, targeting nameplate throughput by Q1 2025. Tocantinzinho is expected to average annual gold production of 174,700 ounces over a 10.5 year mine life and 196,200 ounces for the first five full years. Franco-Nevada owns a 12.5% gold stream on production from the Tocantinzinho mine and received initial deliveries of 1,808 GEOs in Q3 2024.

First Gold and Production Guidance at Greenstone

The mine achieved its inaugural gold pour in May 2024. While the operation has experienced some commissioning issues, it continues to progress toward design capacity, ramping up both mining rates and plant throughput. Equinox Gold has revised its production estimate for Greenstone to between 110,000 and 130,000 gold ounces for 2024 (from 175,000 to 205,000 gold ounces previously). Franco-Nevada owns a 3% NSR on Greenstone and received its first royalty payment in Q2 2024.

First Gold and Production Guidance at Salares Norte

Gold Fields Limited (“Gold Fields”) announced that production at the Salares Norte mine started with the pouring of its first gold-silver doré on March 28, 2024. However, severe winter weather conditions caused a temporary shut-down of the plant and ramp-up was temporarily suspended. Gold Fields’s most recently published forecast indicated its estimated 2024 gold equivalent production for the mine to be between 40,000 and 50,000 ounces (from 220,000 and 240,000 ounces initially). Franco-Nevada owns a 2% NSR on Salares Norte (subject to a 1% buy-back) and received its first royalty payment in Q2 2024.

Third Quarter 2024 Management’s Discussion and Analysis	10

Approval of Antamina Modified Environmental Impact Assessment

Teck Resources Limited announced that Antamina’s Modification of Environmental Impact Assessment (“MEIA”) was approved on February 14, 2024. The MEIA allows the extension of the Antamina mine life from 2028 to 2036.

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2024 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to GEO sales. For streams, our projected GEOs reflect GEOs we acquire from the operators of our assets and subsequently sell. Our GEO sales may differ from operators’ production based on timing of deliveries and are presented net of recovery and payability factors.

We benefited from record gold prices in the first nine months of 2024, with revenue exceeding our initial expectations. Our full-year revenue for 2024 is expected to be between $1,050 million and $1,150 million. However, lower than expected gold production at Candelaria and slower ramp-ups at our newly contributing mines have resulted in fewer Precious Metal GEOs than originally anticipated. In addition, record gold prices in the current year have impacted the conversion of our non-gold revenue into GEOs. As a result, we are revising our GEO sales guidance as follows:

	2024 Original Guidance[1]	2024 Revised Guidance[2]
Total GEOs	480,000 to 540,000	445,000 to 465,000
Precious Metal GEO sales	360,000 to 400,000	340,000 to 360,000
1	For our 2024 Original Guidance, we assumed the following prices: $1,950/oz Au, $22.50/oz Ag, $850/oz Pt, $900/oz Pd, $115/tonne Fe 62% CFR China, $75/bbl WTI oil and $2.50/mcf Henry Hub natural gas.
2	For our 2024 Revised Guidance, we assumed the following prices for the remainder of the year: $2,600/oz Au, $31.00/oz Ag, $950/oz Pt, $1,000/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $2.50/mcf Henry Hub natural gas.
3	We expect our streams to contribute between 227,500 and 242,500 of our GEO sales for 2024. For YTD 2024, we sold 172,526 GEOs from our streams.
4	Total GEO sales guidance does not assume any additional acquisitions completed during the year and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $48.7 million.

Depletion: We estimate depletion and depreciation expense in 2024 to be between $220.0 million and $230.0 million. In YTD 2024, depletion expense was $165.3 million.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may refer to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices reached record highs year-to-date, reflecting strong safe haven demand due to increasing global geopolitical concerns, an impending U.S election, and the U.S. Federal Reserve’s interest rate cut. Oil prices remained relatively consistent year-to-date due to global oil inventory draws and ongoing geopolitical risks. Natural gas prices, while still depressed due to slower global growth, recovered slightly from their lows earlier in the year. Refer to the commodity price tables on pages 13 and 18 of this MD&A for further details.

Third Quarter 2024 Management’s Discussion and Analysis	11

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from numerous assets in various jurisdictions. The following table details revenue from our royalty, stream and working interests for the three and nine months ended September 30, 2024 and 2023:

		For the three months ended		For the nine months ended
(expressed in millions)	Interest and %	September 30,		September 30,
Property	(Gold unless otherwise indicated)	2024	2023	2024	2023
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$32.5	$33.0	$100.6	$98.6
Antapaccay	Stream (indexed) Gold & Silver	31.2	27.9	92.4	85.8
Antamina	Stream 22.5% Silver	15.2	11.7	41.2	37.7
Condestable	Stream Gold & Silver, Fixed through 2025	7.9	5.9	22.0	17.5
Tocantinzinho	Stream 12.5% Gold	2.9	—	2.9	—
Yanacocha	NSR 1.8%	2.9	—	2.9	—
Other		2.2	0.9	5.5	4.0
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	$22.0	$20.3	$62.9	$50.7
United States
Stillwater	NSR 5% PGM	$4.3	$7.1	$15.6	$19.8
Goldstrike	NSR 2-4%, NPI 2.4-6%	3.6	3.8	14.2	9.4
Bald Mountain	NSR/GR 0.875-5%	3.3	3.7	11.7	8.6
Marigold	NSR 1.75-5%, GR 0.5-4%	2.0	1.8	4.0	9.2
Gold Quarry	NSR 7.29%	0.3	0.6	1.1	3.0
Other		3.8	1.4	8.6	4.6
Canada
Detour Lake	NSR 2%	$9.3	$6.3	$22.9	$18.8
Sudbury	Stream 50% PGM & Gold	2.2	3.7	8.7	14.2
Hemlo	NSR 3%, NPI 50%	3.1	4.6	12.2	15.9
Brucejack	NSR 1.2%	2.6	1.6	4.6	4.8
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	2.4	1.3	6.8	4.6
Greenstone	NSR 3%	3.3	—	4.2	—
Magino	NSR 3%	1.2	0.4	3.7	0.4
Other		1.8	2.0	8.2	9.7
Rest of World
MWS	Stream 25%	$18.8	$12.6	$51.6	$33.8
Tasiast	NSR 2%	7.9	6.4	21.8	18.2
Subika (Ahafo)	NSR 2%	10.4	5.2	27.0	14.7
Sabodala	Stream 6%, Fixed to 105,750 oz	5.9	4.5	16.3	13.6
Duketon	NSR 2%	3.0	3.0	8.2	9.0
Other		5.7	3.8	16.8	12.1
		$211.7	$173.5	$598.6	$518.7
DIVERSIFIED
Vale	Various Royalty Rates	$8.8	$8.3	$28.4	$26.1
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	3.3	4.5	10.5	9.9
Other mining assets		2.7	3.2	7.4	10.3
United States (Energy)
Marcellus	GORR 1%	$6.7	$6.5	$19.6	$21.1
Haynesville	Various Royalty Rates	3.8	5.5	15.2	20.1
SCOOP/STACK	Various Royalty Rates	7.0	8.0	23.0	24.7
Permian Basin	Various Royalty Rates	11.8	10.6	30.8	36.0
Other		—	0.1	0.2	0.3
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$11.2	$15.0	$34.6	$38.2
Orion	GORR 4%	3.7	4.9	10.9	10.3
Other		2.2	2.1	6.8	6.5
		$61.2	$68.7	$187.4	$203.5
Royalty, stream and working interests (excluding Cobre Panama)		$272.9	$242.2	$786.0	$722.2
Interest revenue and other interest income		$2.8	$—	$6.5	$—
Total revenue (excluding Cobre Panama)		$275.7	$242.2	$792.5	$722.2
Cobre Panama(2)		$—	$67.3	$0.1	$193.5
Total revenue		$275.7	$309.5	$792.6	$915.7

1	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.
2	Revenue from Cobre Panama in 2024 relates to the finalization of sales from 2023 vessels.

Third Quarter 2024 Management’s Discussion and Analysis	12

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q3 2024	Q3 2023	Variance
Gold(1)	($/oz)	$2,477	$1,929	28.4%
Silver(1)	($/oz)	29.42	23.57	24.8%
Platinum(1)	($/oz)	963	931	3.4%
Palladium(1)	($/oz)	970	1,251	(22.5)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	100	113	(11.5)%

Edmonton Light	(C$/bbl)	98.26	106.98	(8.2)%
West Texas Intermediate	($/bbl)	75.09	82.26	(8.7)%
Henry Hub	($/mcf)	2.24	2.66	(15.8)%

CAD/USD exchange rate(2)		0.7333	0.7457	(1.7)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended September 30, 2024 and 2023 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2024	2023	Variance	2024	2023	Variance
Commodity
Gold (excluding Cobre Panama)	71,100	72,939	(1,839)	$177.6	$140.4	$37.2
Silver (excluding Cobre Panama)	11,111	12,261	(1,150)	28.5	23.4	5.1
PGM	2,166	5,170	(3,004)	5.6	9.7	(4.1)
Precious Metals	84,377	90,370	(5,993)	$211.7	$173.5	$38.2
Iron ore	5,528	6,619	(1,091)	$12.1	$12.8	$(0.7)
Other mining assets	1,068	1,677	(609)	2.7	3.2	(0.5)
Oil	14,366	20,926	(6,560)	32.5	38.2	(5.7)
Gas	2,576	4,098	(1,522)	8.4	9.9	(1.5)
NGL	2,195	2,191	4	5.5	4.6	0.9
Diversified	25,733	35,511	(9,778)	$61.2	$68.7	$(7.5)
Royalty, stream and working interests (excluding Cobre Panama)	110,110	125,881	(15,771)	$272.9	$242.2	$30.7
Interest revenue and other interest income	—	—	—	$2.8	$—	$2.8
Revenue and GEOs (excluding Cobre Panama)	110,110	125,881	(15,771)	$275.7	$242.2	$33.5
Cobre Panama	—	34,967	(34,967)	$—	$67.3	$(67.3)
Total revenue and GEOs	110,110	160,848	(50,738)	$275.7	$309.5	$(33.8)

Geography
South America	42,404	46,278	(3,874)	$105.5	$88.9	$16.6
Central America & Mexico (excluding Cobre Panama)	8,860	10,763	(1,903)	22.4	20.6	1.8
United States	19,363	25,548	(6,185)	46.9	49.3	(2.4)
Canada(2)	18,653	24,144	(5,491)	49.1	46.4	2.7
Rest of World	20,830	19,148	1,682	51.8	37.0	14.8
Revenue and GEOs (excluding Cobre Panama)	110,110	125,881	(15,771)	$275.7	$242.2	$33.5
Cobre Panama	—	34,967	(34,967)	$—	$67.3	$(67.3)
Total revenue and GEOs	110,110	160,848	(50,738)	$275.7	$309.5	$(33.8)

Type
Revenue-based royalties	46,787	47,645	(858)	$113.1	$91.7	$21.4
Streams (excluding Cobre Panama)	54,805	62,308	(7,503)	138.6	119.5	19.1
Profit-based royalties	4,575	8,400	(3,825)	11.4	16.3	(4.9)
Other(2)	3,943	7,528	(3,585)	12.6	14.7	(2.1)
Revenue and GEOs (excluding Cobre Panama)	110,110	125,881	(15,771)	$275.7	$242.2	$33.5
Cobre Panama	—	34,967	(34,967)	$—	$67.3	$(67.3)
Total revenue and GEOs	110,110	160,848	(50,738)	$275.7	$309.5	$(33.8)
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Third Quarter 2024 Management’s Discussion and Analysis	13

We recognized $275.7 million in revenue in Q3 2024, down 10.9% from Q3 2023 (up 13.8% excluding Cobre Panama). The comparative period includes contributions from the Cobre Panama mine, which remained on P&SM in Q3 2024. Revenue in the current period benefited from record gold prices, offset by lower contributions from Candelaria, Antapaccay, and our Energy assets. Revenue also includes interest revenue of $2.8 million related to our loans receivable.

In Q3 2024, we earned 76.8% of our revenue from Precious Metals, compared to 77.8% in Q3 2023. Geographically, 81.2% of our revenue was derived from the Americas in Q3 2024, compared to 88.1% in Q3 2023.

We sold 110,110 GEOs in Q3 2024, down 31.5% compared to 160,848 GEOs in Q3 2023 (12.5% excluding Cobre Panama). The decrease in GEOs is largely due to Cobre Panama remaining on P&SM during the quarter. We also received fewer GEOs from Candelaria, and the conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities during the quarter. A comparison of our sources of GEOs in Q3 2024 to Q3 2023 is shown below:

Third Quarter 2024 Management’s Discussion and Analysis	14

Precious Metals

Our Precious Metal assets contributed 84,377 GEOs in Q3 2024, down 32.7% compared to 125,337 GEOs in Q3 2023 (6.6% excluding Cobre Panama). The decrease is primarily due to the following:

●	Cobre Panama – With the mine remaining on P&SM in Q3 2024, no deliveries were received during the quarter. Comparatively, we sold 34,967 GEOs in Q3 2023.
●	Candelaria – We sold 13,041 GEOs from our Candelaria stream in Q3 2024, compared to 17,174 in Q3 2023. In Q2 2024, mining rates were impacted by the interface of the open pit and historic underground mining stopes, requiring more stockpiled ore to be processed which reduced grades and recoveries. While copper and gold production increased in the quarter due to access to higher grade ore and improved runtime in the SAG mills, Lundin Mining has revised its 2024 annual gold production guidance for Candelaria down to between 92,000 and 102,000 gold ounces (from 100,000 to 110,000 gold ounces previously) due to revised gold grades and expected recoveries for the period. Lundin Mining expects to achieve its original copper guidance for Candelaria for 2024.
●	Antapaccay – We sold 12,341 GEOs from our Antapaccay stream in Q3 2024, compared to 14,387 GEOs in Q3 2023. Mine scheduling was adjusted in part due to a geotechnical event which occurred in Q2 2024 and temporarily limited pit access. Deliveries improved in Q3, and we expect deliveries to be between 50,000 to 60,000 GEOs as originally guided for 2024.

The above decreases were partly offset by the following:

●	Subika (Ahafo) – We sold 4,180 GEOs in Q3 2024 compared to 2,699 GEOs in Q3 2023. Gold production at the mine increased 60% due higher mill throughput and higher ore grade milled.
●	Greenstone – We sold 1,313 GEOs in Q3 2024 from our Greenstone, where production commenced in May 2024. While experiencing some commissioning issues, the mine continues to progress toward design capacity, ramping up both mining rates and plant throughput.
●	Yanacocha – We recognized 1,156 GEOs during the quarter from our Yanacocha Royalty, which we acquired in August 2024. Newmont reported higher leach pad production in Q3 2024 as a result of injection leaching. Newmont’s production guidance for 2024 for the Yanacocha mine was approximately 290,000 ounces. The mine produced 260,000 gold ounces in YTD 2024.
●	Tocantinzinho – Tocantinzinho delivered 1,108 GEOs in initial deliveries. Production at the Tocantinzinho mine commenced in July 2024 and reached commercial production in September 2024. The mine is expected to ramp up production and is targeting nameplate throughput by Q1 2025.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $61.2 million in revenue, down from $68.7 million in Q3 2023. Our Iron Ore assets generated $12.1 million in Q3 2024, compared to $12.8 million in Q3 2023. Our Energy interests contributed $46.4 million in revenue in Q3 2024, compared to $52.7 million in Q3 2023. When converted to GEOs, Diversified assets contributed 25,733 GEOs, down 27.5%, of which 21.9% is due to changes in gold prices used in the conversion of non-gold revenue to GEOs.

Other Mining

●	Vale Royalty – We recorded $8.8 million in revenue from our Vale Royalty in Q3 2024 compared to $8.3 million in Q3 2023. Production from the Northern System benefited from strong production at S11D, partly offset by lower estimated iron ore prices and higher shipping cost deductions.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $3.3 million in revenue in Q3 2024, compared to $4.5 million in Q3 2023. LIORC declared a cash dividend of C$0.70 per common share in the current period, compared to C$0.95 in Q3 2023. Iron Ore Company of Canada (“IOC”) production was 11% lower than Q3 2023 due to an 11-day site-wide shutdown following forest fires in mid-July 2024.

Energy

●	U.S. – Revenue from our U.S. Energy interests decreased slightly to $29.3 million in Q3 2024, compared to $30.7 million in Q3 2023. We benefited from an increase in production due to new wells at our Permian interests and new contributions from additional Haynesville interests, which mostly offset the impact of lower realized prices and reduced drilling activity.
●	Canada – Revenue from our Canadian Energy interests decreased to $17.1 million from $22.0 million in the prior year quarter. Higher production at Weyburn was more than offset by lower realized prices.

Third Quarter 2024 Management’s Discussion and Analysis	15

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2024	2023	Variance
Costs of stream sales	$26.9	$45.4	$(18.5)
Mineral production taxes	0.6	0.5	0.1
Mining costs of sales	$27.5	$45.9	$(18.4)
Energy costs of sales	4.4	3.0	1.4
	$31.9	$48.9	$(17.0)

Costs of sales related to our streams were lower compared to Q3 2023, primarily reflecting the decrease in GEOs sold from Cobre Panama and Candelaria. Costs of sales for certain of our streams also vary based on gold prices. Costs of sales related to our Energy assets include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in Q3 2024 compared to Q3 2023 are shown below:

Third Quarter 2024 Management’s Discussion and Analysis	16

Depletion and Depreciation

Depletion and depreciation expense totaled $54.2 million in Q3 2024, compared to $68.1 million in Q3 2023. Depletion expense incurred in Q3 2024 compared to Q3 2023 is shown below:

Income Taxes

Income tax expense was $42.2 million in Q3 2024, compared to $24.9 million in Q3 2023. The increase in income tax expense was due to tax measures enacted earlier in the year in relation to the OECD’s GMT initiative, as detailed in the “Tax Updates” section on page 9 of this MD&A.

Net Income and Adjusted Net Income

Net income for Q3 2024 was $152.7 million, or $0.79 per share, compared to $175.1 million, or $0.91 per share, in Q3 2023. The decrease is primarily attributable to lower revenue due to the suspension of operations at Cobre Panama and to the impact of tax measures enacted in relation to the GMT, discussed above.

Adjusted Net Income for the period was $153.9 million, or $0.80 per share, compared to $175.1 million, or $0.91 per share, in Q3 2023. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

Third Quarter 2024 Management’s Discussion and Analysis	17

Review of Year-to-Date Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		YTD 2024	YTD 2023	Variance
Gold(1)	($/oz)	$2,296	$1,932	18.8%
Silver(1)	($/oz)	27.21	23.44	16.1%
Platinum(1)	($/oz)	951	985	(3.5)%
Palladium(1)	($/oz)	973	1,422	(31.6)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	112	116	(3.4)%

Edmonton Light	(C$/bbl)	99.89	100.50	(0.6)%
West Texas Intermediate	($/bbl)	77.54	77.39	0.2%
Henry Hub	($/mcf)	2.22	2.58	(14.0)%

CAD/USD exchange rate(2)		0.7352	0.7434	(1.1)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the nine months ended September 30, 2024 and 2023 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2024	2023	Variance	2024	2023	Variance
Commodity
Gold (excluding Cobre Panama)	215,635	215,146	489	$495.3	$415.8	$79.5
Silver (excluding Cobre Panama)	34,796	37,231	(2,435)	81.5	71.9	9.6
PGM	9,284	15,951	(6,667)	21.8	31.0	(9.2)
Precious Metals	259,715	268,328	(8,613)	$598.6	$518.7	$79.9
Iron ore	17,984	18,801	(817)	$38.9	$36.0	$2.9
Other mining assets	3,223	5,435	(2,212)	7.4	10.3	(2.9)
Oil	44,713	54,847	(10,134)	94.6	102.2	(7.6)
Gas	11,450	19,800	(8,350)	31.5	41.0	(9.5)
NGL	6,156	7,203	(1,047)	15.0	14.0	1.0
Diversified	83,526	106,086	(22,560)	$187.4	$203.5	$(16.1)
Royalty, stream and working interests (excluding Cobre Panama)	343,241	374,414	(31,173)	$786.0	$722.2	$63.8
Interest revenue and other interest income	—	—	—	$6.5	$—	$6.5
Revenue and GEOs (excluding Cobre Panama)	343,241	374,414	(31,173)	$792.5	$722.2	$70.3
Cobre Panama	30	100,280	(100,250)	$0.1	$193.5	$(193.4)
Total revenue and GEOs	343,271	474,694	(131,423)	$792.6	$915.7	$(123.1)

Geography
South America	130,868	141,901	(11,033)	$299.9	$274.1	$25.8
Central America & Mexico (excluding Cobre Panama)	27,861	26,856	1,005	63.9	51.6	12.3
United States	64,191	82,134	(17,943)	144.9	157.4	(12.5)
Canada(2)	57,997	68,764	(10,767)	140.6	133.3	7.3
Rest of World	62,324	54,759	7,565	143.2	105.8	37.4
Revenue and GEOs (excluding Cobre Panama)	343,241	374,414	(31,173)	$792.5	$722.2	$70.3
Cobre Panama	30	100,280	(100,250)	$0.1	$193.5	$(193.4)
Total revenue and GEOs	343,271	474,694	(131,423)	$792.6	$915.7	$(123.1)

Type
Revenue-based royalties	138,222	147,569	(9,347)	$312.8	$283.0	$29.8
Streams (excluding Cobre Panama)	172,496	181,960	(9,464)	398.5	351.8	46.7
Profit-based royalties	18,997	25,195	(6,198)	43.2	48.8	(5.6)
Other(2)	13,526	19,690	(6,164)	38.0	38.6	(0.6)
Revenue and GEOs (excluding Cobre Panama)	343,241	374,414	(31,173)	$792.5	$722.2	$70.3
Cobre Panama	30	100,280	(100,250)	$0.1	$193.5	$(193.4)
Total revenue and GEOs	343,271	474,694	(131,423)	$792.6	$915.7	$(123.1)
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Third Quarter 2024 Management’s Discussion and Analysis	18

We recognized $792.6 million in revenue in YTD 2024, down 13.4% from YTD 2023 (up 9.7% excluding Cobre Panama). The comparative period includes contributions from the Cobre Panama mine, which remained on P&SM in the current period. Revenue in the current period reflects the impact of current record gold prices, which more than offset lower realized revenue from our Energy assets. Revenue also includes interest revenue and other interest income of $6.5 million related to our loans receivable.

We earned 75.5% of our YTD 2024 revenue from Precious Metal assets, compared to 77.8% in YTD 2023. Geographically, we remain heavily invested in the Americas, with 81.9% of revenue in YTD 2024, compared to 88.5% in YTD 2023.

We sold 343,271 GEOs in YTD 2024, down 27.7% from YTD 2023 (down 8.3 % excluding Cobre Panama). The decrease in GEOs is primarily due to Cobre Panama remaining on P&SM and lower contributions from our Energy assets. In addition, the conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities during the period. A comparison of our sources of GEOs in YTD 2024 to YTD 2023 is shown below:

Third Quarter 2024 Management’s Discussion and Analysis	19

Precious Metals

Our Precious Metal assets contributed 259,745 GEOs in YTD 2024, down 29.5% from 368,608 GEOs in YTD 2023 (3.2% excluding Cobre Panama). The decrease in GEOs from Precious Metal assets compared to the prior year was primarily due to the following:

●	Cobre Panama – With the mine remaining on P&SM throughout the period, we received nominal deliveries from Cobre Panama during the period, which related to the finalization of sales related to 2023 vessels. Comparatively, we sold 100,280 GEOs in YTD 2023.
●	Candelaria – We sold 43,702 GEOs from our Candelaria stream in YTD 2024, compared to 50,938 GEOs in YTD 2023. In Q2 2024, mining rates were impacted by the interface of the open pit and historic underground mining stopes, requiring more stockpiled ore to be processed which reduced grades and recoveries. While production in the quarter increased due to access to higher grade ore and improved runtime in the SAG mills, gold production for YTD 2024 is lower than initially anticipated.
●	Sudbury – We sold 3,466 GEOs from our Sudbury PGM stream in YTD 2024, compared to 7,217 in YTD 2023, reflecting an anticipated decrease in production based on the latest mine plan as well as the impact of a lower conversion ratio due to the underperformance of PGM prices relative to gold.
●	Antapaccay – We sold 40,807 GEOs from our Antapaccay stream in Q3 2024, compared to 44,125 GEOs in Q3 2023. A geotechnical event occurred in Q2 2024 which temporarily limited pit access. Subsequently, mine scheduling was adjusted and production improved in Q3 2024. While deliveries to Franco-Nevada may vary from production levels due to the timing of shipments, we expect to remain within our initial expectations for 2024 of 50,000 to 60,000 GEOs for the year.

The above decreases were partly offset by the following factors:

●	MWS – We sold 22,412 GEOs in YTD 2024, compared to 17,523 GEOs in YTD 2023, reflecting increased production and recoveries at the tailings retreatment operation. Subsequent to quarter-end, following the delivery of 1,587 gold ounces in Q4 2024, our MWS stream reached its cumulative cap of 312,500 gold ounces.
●	Subika (Ahafo) – We sold 11,813 GEOs in YTD 2024, compared to 7,593 GEOs in YTD 2023, reflecting higher mill throughput and higher ore grade milled.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $187.4 million in revenue in YTD 2024, compared to $203.5 million in YTD 2023. Our Iron Ore assets generated $38.9 million in YTD 2024, a slight increase compared to $36.0 million in YTD 2023. Our Energy interests contributed $141.1 million in revenue in YTD 2024, compared to $157.2 million in YTD 2023. When converted to GEOs, Diversified assets contributed 83,526 GEOs in YTD 2024, down 21.3% compared to YTD 2023, of which 16.5% is due to changes in gold prices used in the conversion of non-gold revenue into GEOs.

Other Mining

●	Vale Royalty – Revenue from Vale was $28.4 million in YTD 2024 compared to $26.1 million in YTD 2023, reflecting higher than anticipated iron ore sales in H2 2023 for which payment was received in the 2024 period. Vale reported that the Northern System benefited from record production at S11D and higher shipments reflecting enhanced operational stability.
●	LIORC – LIORC contributed $10.5 million in revenue in YTD 2024 compared to $9.9 million in YTD 2023. While IOC production improved in the first half of the year compared to the prior year period, wildfires in Northern Quebec impacted operations in Q3 2024.
●	Caserones – Revenue from our effective NSR on the Caserones mine was $4.0 million in YTD 2024 compared to $4.4 million in YTD 2023. During the current period, EMX acquired 0.0531% of our effective NSR interest on Caserones pursuant to an option agreement.

Energy

●	U.S. – Revenue from our U.S. Energy interests decreased to $88.8 million in YTD 2024, compared to $102.2 million in YTD 2023 primarily due to lower gas prices and reduced drilling activity, partly offset by new contributions from additional Haynesville interests. In addition, revenue in YTD 2023 period included catch-up royalty payments of $7.0 million related to production from prior periods in the Permian Basin.
●	Canada – Revenue from our Canadian Energy interests decreased to $52.3 million in YTD 2024, compared to $55.0 million in YTD 2023. The increase in royalty payments from our Orion asset was more than offset by a decrease in realized prices at Weyburn.

Third Quarter 2024 Management’s Discussion and Analysis	20

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2024	2023	Variance
Costs of stream sales	$82.9	$123.6	$(40.7)
Mineral production taxes	1.8	1.5	0.3
Mining costs of sales	$84.7	$125.1	$(40.4)
Energy costs of sales	9.9	9.1	0.8
	$94.6	$134.2	$(39.6)

Costs of sales related to our streams in YTD 2024 decreased relative to YTD 2023, in proportion with the decrease in GEOs received from our stream assets. Costs of sales for certain of our streams also vary based on gold prices. Costs of sales related to our Energy assets include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in YTD 2024 compared to YTD 2023 are shown below:

Depletion and Depreciation

Depletion and depreciation expense totaled $165.3 million in YTD 2024 compared to $204.2 million in YTD 2023, reflecting the decrease in GEOs sold in the current period. Depletion expense incurred in YTD 2024 compared to YTD 2023 is shown below:

Third Quarter 2024 Management’s Discussion and Analysis	21

Income Taxes

Income tax expense was $165.0 million in YTD 2024, compared to $79.5 million in YTD 2023. The increase in income tax expense was due to tax measures enacted during the period in relation to the OECD’s GMT initiative, as detailed in the “Tax Updates” section on page 9 of this MD&A.

Net Income and Adjusted Net Income

Net income in YTD 2024 was $376.7 million, or $1.96 per share, compared to net income of $516.1 million, or $2.69 per share in YTD 2023. The decrease is primarily attributable to lower revenue as a result of the suspension of operations at Cobre Panama and the impact of tax measures enacted in relation to the GMT, discussed above.

Adjusted Net Income was $434.7 million, or $2.26 per share, compared to $510.2 million, or $2.66 per share, in YTD 2023. For purposes of computing Adjusted Net Income, amounts which are not related to the current period resulting from the enactment of GMT measures were adjusted so users may understand what net income would have been had it only included income tax expense related to income earned in the current period. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative (“G&A”) expenses and share-based compensation (“SBC”) expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Salaries and benefits	$2.3	$2.4	$(0.1)	$7.3	$7.7	$(0.4)
Professional fees	1.5	0.9	0.6	5.2	4.0	1.2
Cobre Panama arbitration expenses	1.9	—	1.9	4.2	—	4.2
Community contributions	0.6	0.4	0.2	1.0	0.5	0.5
Board of Directors' costs	0.1	0.1	—	0.3	0.4	(0.1)
Office, insurance and other expenses	1.4	1.2	0.2	3.9	4.8	(0.9)
General and administrative expenses	$7.8	$5.0	$2.8	$21.9	$17.4	$4.5
Share-based compensation expenses	2.4	0.7	1.7	7.0	6.3	0.7
	$10.2	$5.7	$4.5	$28.9	$23.7	$5.2

G&A and SBC expenses represented 3.6% of revenue in YTD 2024, up from 2.6% in YTD 2023. The increase was primarily due to expenses we incurred in relation to the arbitration proceedings for Cobre Panama. G&A expenses also include business development expenses, which vary based on the level of business development related activities in the period and the timing of the closing of transactions, and our contributions to various initiatives that benefit communities where we operate, or own assets. SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Foreign exchange (loss) gain	$(0.2)	$(1.8)	$1.6	$(8.6)	$2.1	$(10.7)
Changes in fair value of financial instruments	(1.0)	0.1	(1.1)	(4.0)	—	(4.0)
Other expense	(0.1)	(0.1)	—	(0.1)	—	(0.1)
	$(1.3)	$(1.8)	$0.5	$(12.7)	$2.1	$(14.8)

In YTD 2024, foreign exchange losses of $8.6 million largely related to the unrealized foreign exchange loss on our cash balances received from our Vale Royalty and held in Brazilian reais. Under IFRS Accounting Standards, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar.

Changes in fair value of financial instruments comprise the mark-to-market gains or losses of warrants and other derivative instruments we hold. In addition, on June 26, 2024, we received full repayment of the Skeena Convertible Debenture and recognized a loss on the fair value of the debenture, which had a convertible feature, upon derecognition of the loan receivable.

Third Quarter 2024 Management’s Discussion and Analysis	22

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Finance income
Interest	$14.9	$15.5	$(0.6)	$47.1	$36.0	$11.1
	$14.9	$15.5	$(0.6)	$47.1	$36.0	$11.1
Finance expenses
Standby charges	$0.5	$0.5	$—	$1.5	$1.7	$(0.2)
Amortization of debt issue costs	0.2	0.2	—	0.4	0.4	—
	$0.7	$0.7	$—	$1.9	$2.1	$(0.2)

Finance income is earned on our cash and cash equivalents. The increase in finance income in YTD 2024 is due to the increase in our cash and cash equivalents and the increase in yields compared to the prior year period.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the unutilized portion of our credit facility and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In YTD 2024 and YTD 2023, we did not incur interest expense as we did not borrow any amounts under our Corporate Revolver during the periods presented.

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs, per GEO amounts and	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
per share amounts)	2024	2024	2024	2023	2023	2023	2023	2022
Revenue	$275.7	$260.1	$256.8	$303.3	$309.5	$329.9	$276.3	$320.4
Costs and expenses(2)	93.7	91.1	98.6	1,290.9	122.5	129.4	104.2	131.5
Operating income (loss)	182.0	169.0	158.2	(987.6)	187.0	200.5	172.1	188.9
Other income	12.9	5.8	13.8	27.8	13.0	11.0	12.0	6.1
Income tax expense	42.2	95.3	27.5	22.7	24.9	27.0	27.6	30.0
Net income (loss)	152.7	79.5	144.5	(982.5)	175.1	184.5	156.5	165.0
Basic earnings (loss) per share	$0.79	$0.41	$0.75	$(5.11)	$0.91	$0.96	$0.82	$0.86
Diluted earnings (loss) per share	$0.79	$0.41	$0.75	$(5.11)	$0.91	$0.96	$0.81	$0.86
Net cash provided by operating activities	$213.6	$194.4	$178.6	$283.5	$236.0	$261.9	$209.8	$279.3
Net cash used in investing activities	(279.0)	(36.7)	(190.5)	(104.2)	(173.7)	(160.6)	(102.6)	(98.2)
Net cash used in financing activities	(61.1)	(59.2)	(58.1)	(59.8)	(56.8)	(56.9)	(56.6)	(43.7)
Average Gold Price(3)	$2,477	$2,338	$2,072	$1,976	$1,929	$1,978	$1,889	$1,729
GEOs sold(4)	110,110	110,264	122,897	152,351	160,848	168,515	145,331	183,886
Cash Costs(5)	$31.9	$29.1	$33.6	$45.1	$48.9	$47.1	$38.2	$45.8
Cash Costs(5) per GEO sold	$290	$264	$273	$296	$304	$280	$263	$249
Adjusted EBITDA(5)	$236.2	$221.9	$216.1	$254.6	$255.1	$275.6	$229.4	$262.4
Adjusted EBITDA(5) per share	$1.23	$1.15	$1.12	$1.33	$1.33	$1.44	$1.20	$1.37
Adjusted EBITDA Margin(5)	85.7%	85.3%	84.2%	83.9%	82.4%	83.5%	83.0%	81.9%
Adjusted Net Income(5)(6)	$153.9	$144.9	$136.1	$172.9	$175.1	$182.9	$152.2	$164.9
Adjusted Net Income(5)(6) per share	$0.80	$0.75	$0.71	$0.90	$0.91	$0.95	$0.79	$0.86
Adjusted Net Income Margin(5)(6)	55.8%	55.7%	53.0%	57.0%	56.6%	55.4%	55.1%	51.5%
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.
3	Based on LBMA Gold Price PM Fix.
4	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 13 and 18 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2024 and 2023.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Adjusted Net Income, Adjusted Net Income per share, and Adjusted Net Income Margin for Q1 2024 were recalculated to include $9.9 million in income tax expense which was recognized in Q2 2024 but related to the retroactive application of tax measures enacted in relation to the OECD’s GMT initiative pertaining to income earned in Q1 2024.

Third Quarter 2024 Management’s Discussion and Analysis	23

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At September 30,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2024	2023
Cash and cash equivalents	$1,317.3	$1,421.9

Current assets	1,551.0	1,615.3
Non-current assets	4,748.6	4,378.8
Total assets	$6,299.6	$5,994.1

Current liabilities	$66.3	$39.2
Non-current liabilities	246.5	185.8
Total liabilities	$312.8	$225.0

Total shareholders’ equity	$5,986.8	$5,769.1

Total common shares outstanding	192.5	192.2
Capital management measures
Available capital	$2,298.4	$2,402.6
Debt-to-equity	—	—

Assets

Total assets were $6,299.6 million as at September 30, 2024 compared to $5,994.1 million as at December 31, 2023. Our non-current asset base is primarily comprised of royalty, stream and working interests, loans receivable and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2023 primarily reflects the acquisitions of the Yanacocha Royalty of $210.0 million, Haynesville royalties of $112.5 million paid in Q1 2024, and the initial funding under our Cascabel stream of $23.4 million. We also advanced $118.2 million under our loan agreements.

Liabilities

Total liabilities as at September 30, 2024 increased compared to December 31, 2023, largely due to an increase in current and deferred income tax liabilities as a result of tax measures enacted during the year in relation to the GMT, as further detailed in the “Tax Updates” section on page 9 of this MD&A.

Shareholders’ Equity

Shareholders’ equity increased compared to December 31, 2023 as a result of earning net income of $376.7 million in YTD 2024 and an increase in the fair value of our equity investments which are recorded at fair value through other comprehensive income. These were offset by dividends of $208.3 million of which $28.0 million was settled through the issuance of common shares pursuant to the DRIP and other comprehensive loss, net of tax, of $27.4 million due to currency translation adjustments.

Third Quarter 2024 Management’s Discussion and Analysis	24

Liquidity and Capital Resources

Cash flow for the three and nine months ended September 30, 2024 and 2023 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2024	2023	2024	2023
Net cash provided by operating activities	$213.6	$236.0	$586.5	$707.7
Net cash used in investing activities	(279.0)	(173.7)	(506.2)	(436.9)
Net cash used in financing activities	(61.1)	(56.8)	(178.4)	(170.3)
Effect of exchange rate changes on cash and cash equivalents	4.8	(3.5)	(6.5)	0.1
Net change in cash and cash equivalents	$(121.7)	$2.0	$(104.6)	$100.6

Operating Cash Flow

Net cash provided by operating activities was $213.6 million in Q3 2024 (Q3 2023 – $236.0 million). For YTD 2024, net cash provided by operating activities was $586.5 million (YTD 2023 – $707.7 million). Operating cash flow in the 2024 periods was lower than in the same period in 2023 primarily due to a decrease in revenue. This was partly offset by an increase in proceeds from the sale of gold bullion which we receive as settlement for certain of our royalties, and a reduction in our non-cash working capital. In Q2 2024, we also posted an additional cash deposit in the amount of $18.2 million (C$24.5 million) in connection with the CRA audit.

Investing Activities

Net cash used in investing activities of $279.0 million in Q3 2024 primarily related to the acquisition of the Yanacocha Royalty of $210.0 million, the initial funding of $23.4 million in relation to our Cascabel stream, and the advance of the EMX loan of $34.7 million.

For YTD 2024, investing activities included the above-noted transactions for Q3 2024, as well as the payment of $112.5 million upon closing of our second portfolio of royalties in Haynesville, the net advance of $73.5 million under our G Mining Ventures Term Loan agreement, and the payment of an additional up-front deposit of $10.0 million to amend our Condestable stream. We also advanced $10.0 million to SolGold in Q2 2024, which was subsequently repaid in full. These cash outflows were offset by proceeds received from the repayment of the Skeena Convertible Debentures of $18.9 million, the exercise of a buy-back option by Fortuna in connection with our Séguéla NSR for $6.5 million, and proceeds related to the exercise of an option by EMX in connection with our interest in Caserones of $4.7 million.

Financing Activities

For Q3 2024 and YTD 2024, net cash used in financing activities was $61.1 million and $178.4 million, respectively (Q3 2023 and YTD 2023 – $56.8 million and $170.3 million, respectively) which primarily related to the payment of dividends.

Third Quarter 2024 Management’s Discussion and Analysis	25

Capital Resources

Our cash and cash equivalents totaled $1,317.3 million as at September 30, 2024 (December 31, 2023 – $1,421.9 million). In addition, we held investments of $323.3 million (December 31, 2023 – investments of $254.5 million). Of the total investments held, $306.2 million was held in publicly-traded equity instruments (December 31, 2023 – $241.8 million). Of the $306.2 million held in publicly-traded equity instruments, $150.8 million relates to our holdings of LIORC (December 31, 2023 – $152.7 million) which we consider being equivalent to a long-term strategic investment.

As at the date of this MD&A, we have one unsecured revolving credit facility available of $1.0 billion, with an accordion of $250.0 million. In June 2024, we amended the Corporate Revolver agreement to extend its term to June 3, 2029. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 10 of our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2024. As at September 30, 2024, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $18.9 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at November 6, 2024, we have a total of $981.1 million available under the Corporate Revolver.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at September 30, 2024, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and the depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q3 2024, the Canadian dollar traded in a range of $0.7216 to $0.7429, ending at $0.7408, and the Australian dollar traded between $0.6477 and $0.6824, ending at $0.6924.

Our near-term cash requirements include funding obligations related to our Cascabel stream and the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, various costs under our environmental and social initiatives, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures beyond our initial commitments at the time of entering into our agreements. The acquisition of additional royalties, streams or other investments are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

Third Quarter 2024 Management’s Discussion and Analysis	26

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at September 30, 2024:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cascabel	14	% (11)	—%		—%	20%		n/a		n/a	40 years		15-Jul-24
Cobre Panama Fixed Payment Stream	—	% (12)	—	% (13)	—%	$418	(14)	$6.27	(15)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (16)	—	% (17)	—%	20	% (18)	20	% (19)	n/a	40 years		19-Jan-18
Condestable	—	% (20)	—	% (21)	—%	20	% (22)	20	% (23)	n/a	40 years		27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (25)	—%		—%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Sudbury (28)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (29)	—%		—%	20	% (30)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Guadalupe-Palmarejo, Karma, Sabodala and Tocantinzinho.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered under the agreement.
12	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
13	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
14	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
15	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
16	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
17	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
18	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
19	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
20	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.
21	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.
22	Purchase price is 20% of the spot price of gold at the time of delivery.
23	Purchase price is 20% of the spot price of silver at the time of delivery.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.
28	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
29	Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
30	Purchase price is 20% of the spot price of gold at the time of delivery.

Third Quarter 2024 Management’s Discussion and Analysis	27

Investments in Royalties and Stream Interests

As at September 30, 2024, we have the following investment commitments with respect to our royalty and stream interests:

Asset	Commitment	Obligating Event
Cascabel stream	$501.6 million

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing

Royalty Acquisition Venture with Continental Resources, Inc.	$48.7 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental Resources, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million

50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons

Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy back option on the royalty) in excess of $15 million
Royalty with EMX Royalty Corporation	$5.5 million	Sourcing by EMX of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million

Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

The commitments in the above table are expected to be primarily funded from cash flows from operating activities over the next few years. We also have commitments related to environmental and social initiatives in connection with our acquisition of royalty and stream interests.

Contingencies

(a)	Cobre Panama

Cobre Panama has been on P&SM with production halted since November 2023.

On March 8, 2023, First Quantum and its subsidiary, Minera Panama S.A., and the Government of Panama announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the “Revised Concession Contract”). On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists.

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, we notified MICI of our intent to initiate arbitration to enforce our rights under international law (“Notice of Intent”) pursuant to the Canada-Panama Free Trade Agreement (the “FTA”). On February 22, 2024, we filed an updated Notice of Intent (the “Updated Notice of Intent”) reiterating our intent to commence arbitration under the FTA. On June 27, 2024, the Company filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

While Franco-Nevada is continuing to pursue these legal remedies, the Company strongly prefers and hopes for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013-2021 taxation years.

Third Quarter 2024 Management’s Discussion and Analysis	28

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013-2016

For 2013-2016:

Tax: $22.1 (C$29.9)

Transfer pricing penalties: $9.0 (C$12.0)

Interest and other penalties: $17.0 (C$23.0)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014-2018 2019 (proposed)

For 2014-2018, 2019 (proposed):

Tax: $82.1 (C$110.7)

Transfer pricing penalties: $13.1 (C$17.6) for 2014-2017; $18.1 (C$24.4) for 2018-2019 under review

Interest and other penalties: $35.6 (C$47.9)

If the CRA were to reassess the 2020-2023 taxation years on the same basis:

Tax: $237.8 (C$321.0)

Transfer pricing penalties: $89.9 (C$121.4)

Interest and other penalties: $51.1 (C$69.1)

(i)	Mexico (2013-2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the “2013 Reassessment”), 2014 and 2015 (the “2014-2015 Reassessments”), and 2016 (the “2016 Reassessment”, collectively with the 2013 Reassessment and the 2014-2015 Reassessments, the “2013-2016 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $22.1 million (C$29.9 million) plus estimated interest (calculated to September 30, 2024) and other penalties of $17.0 million (C$23.0 million) but before any relief under the Canada-Mexico tax treaty.

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $9.0 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 and Note 10 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013 Reassessment and the 2014-2015 Reassessments.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

Third Quarter 2024 Management’s Discussion and Analysis	29

(ii)	Barbados (2014-2021)

The 2014-2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the “2017 Reassessment”, collectively with the 2014-2015 Reassessments and the 2016 Reassessments, the “2014-2017 Reassessments”) also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $34.5 million (C$46.5 million) plus estimated interest (calculated to September 30, 2024) and other penalties of $16.9 million (C$22.8 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $13.1 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 and Note 10 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On November 10, 2023, the Company received a letter from the CRA (the “Proposal Letter”) proposing to reassess the 2018 and 2019 taxation years on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $16.8 million (C$22.7 million) for 2018 and $30.8 million (C$41.5 million) for 2019 plus estimated interest (calculated to September 30, 2024) and other penalties of $7.4 million (C$9.9 million) for 2018 and $11.3 million (C$15.2 million) for 2019. The Proposal Letter did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.5 million (C$8.8 million) for 2018 and $11.6 million (C$15.6 million) for 2019. On December 6, 2023, the Company received a Notice of Reassessment for the 2018 taxation year (the “2018 Reassessment”, and collectively with the 2013-2016 Reassessments and the 2017 Reassessments, the “Transfer Pricing Reassessments”) as proposed. The Company has filed a formal Notice of Objection with the CRA against the 2018 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements. The Company does not agree with the Proposal Letter and intends to file a formal Notice of Objection when the CRA issues a Notice of Reassessment for the 2019 taxation year.

If the CRA were to reassess the Company for taxation years 2020 through 2023 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $237.8 million (C$321.0 million), transfer pricing penalties of approximately $89.9 million (C$121.4 million) plus interest (calculated to September 30, 2024) and other penalties of approximately $51.1 million (C$69.1 million).

In Q2 2024 and subsequent to quarter-end, the CRA expanded its audit to include the 2020 and 2021 taxation years, respectively. The Company has not received any proposal or Notices of Reassessment for the 2020 and 2021 taxation years in connection with this audit.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments and the Proposal Letter, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments and the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Third Quarter 2024 Management’s Discussion and Analysis	30

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of our 2023 audited consolidated financial statements and Note 2 of our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and 2023.

New and Amended Accounting Standards

The following standards were effective and implemented as of January 1, 2024.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on our condensed consolidated interim financial statements as a result of the adoption of these amendments.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (“SPPI”) criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 6, 2024, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,492,761
Issuable upon exercise of Franco-Nevada options(1)	608,368
Issuable upon vesting of Franco-Nevada RSUs(2)	113,059
Diluted common shares	193,214,188
1	There were 608,368 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$59.52 to C$194.65 per share. The above table assumes all stock options are exercisable.
2	There were 35,694 time-based RSUs and 77,365 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 150% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the nine months ended September 30, 2024, we did not issue or have any outstanding preferred shares.

Third Quarter 2024 Management’s Discussion and Analysis	31

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2024, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per GEO amounts)	2024	2023	2024	2023
Total costs of sales	$86.1	$117.0	$259.9	$338.4
Depletion and depreciation	(54.2)	(68.1)	(165.3)	(204.2)
Cash Costs	$31.9	$48.9	$94.6	$134.2
GEOs	110,110	160,848	343,271	474,694
Cash Costs per GEO sold	$290	$304	$276	$283

Third Quarter 2024 Management’s Discussion and Analysis	32

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Third Quarter 2024 Management’s Discussion and Analysis	33

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income	$152.7	$175.1	$376.7	$516.1
Income tax expense	42.2	24.9	165.0	79.5
Finance expenses	0.7	0.7	1.9	2.1
Finance income	(14.9)	(15.5)	(47.1)	(36.0)
Depletion and depreciation	54.2	68.1	165.3	204.2
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	1.3	1.8	12.7	(2.1)
Adjusted EBITDA	$236.2	$255.1	$674.2	$760.1
Basic weighted average shares outstanding	192.3	192.1	192.3	192.0

Basic earnings per share	$0.79	$0.91	$1.96	$2.69
Income tax expense	0.22	0.13	0.86	0.41
Finance expenses	—	—	0.01	0.01
Finance income	(0.08)	(0.08)	(0.24)	(0.19)
Depletion and depreciation	0.28	0.35	0.86	1.06
Gain on disposal of royalty interests	—	—	—	(0.02)
Foreign exchange loss (gain) and other expenses (income)	0.02	0.02	0.06	—
Adjusted EBITDA per share	$1.23	$1.33	$3.51	$3.96

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted EBITDA Margin)	2024	2023	2024	2023
Adjusted EBITDA	$236.2	$255.1	$674.2	$760.1
Revenue	275.7	309.5	792.6	915.7
Adjusted EBITDA Margin	85.7%	82.4%	85.1%	83.0%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance

Third Quarter 2024 Management’s Discussion and Analysis	34

prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income	$152.7	$175.1	$376.7	$516.1
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	1.3	1.8	12.7	(2.1)
Tax effect of adjustments	(0.4)	(1.8)	(2.4)	(0.1)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	49.1	—
Change in unrecognized deductible temporary differences	0.3	—	(1.1)	—
Adjusted Net Income	$153.9	$175.1	$434.7	$510.2
Basic weighted average shares outstanding	192.3	192.1	192.3	192.0

Basic earnings per share	$0.79	$0.91	$1.96	$2.69
Gain on disposal of royalty interests	—	—	—	(0.02)
Foreign exchange loss (gain) and other expenses (income)	0.01	0.01	0.06	(0.01)
Tax effect of adjustments	—	(0.01)	(0.01)	—
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	0.26	—
Change in unrecognized deductible temporary differences	—	—	(0.01)	—
Adjusted Net Income per share	$0.80	$0.91	$2.26	$2.66

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted Net Income Margin)	2024	2023	2024	2023
Adjusted Net Income	$153.9	$175.1	$434.7	$510.2
Revenue	275.7	309.5	792.6	915.7
Adjusted Net Income Margin	55.8%	56.6%	54.8%	55.7%

Third Quarter 2024 Management’s Discussion and Analysis	35

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Third Quarter 2024 Management’s Discussion and Analysis	36

Franco-Nevada
Franco-Nevada

Franco Nevada

WORLD GOLD COUNCIL MEMBER

FRANCO-NEVADA.COM

TSX/NYSE: FNV